UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
  Aerojet Rocketdyne Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-01520	34-0244000
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

222 N. Pacific Coast Highway, Suite 500 El Segundo, California		90245
(Address of Principal Executive Offices)		(Zip Code)

Daniel L. Boehle, Vice President and Chief Financial Officer
(310) 252-8100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
 ☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
 ☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01 of Aerojet Rocketdyne Holdings, Inc. (the "Company") are filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2021 to December 31, 2021.
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://ir.aerojetrocketdyne.com/sec.cfm.
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.
Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not Applicable
Section 3 - Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	Conflict Minerals Report of Aerojet Rocketdyne Holdings, Inc. as required by Items 1.01 and 1.02 of this Form SD.
Forward Looking Statements
Unless otherwise indicated or required by the context the terms "we," "our," "us", and the "Company" refer to Aerojet Rocketdyne Holdings, Inc.
This report and any exhibits to this report may contain "forward-looking statements" as defined by Section 21E of the Private Securities Litigation Reform Act of 1995 regarding our business, products and conflict minerals efforts, including steps we intend to take to mitigate the risk that conflict minerals in our products benefit armed groups in the Democratic Republic of the Congo or an adjoining country. The words "believe," "estimate," "anticipate," "project," "expect," and "reliable" and similar expressions, as they relate to us, are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this report. Additionally, statements concerning future matters that are not historical are forward-looking statements. Although forward-looking statements in this report reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risk and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by forward-looking statements. Factors that could cause or contribute to such differences in results or outcomes include without limitation: the risk that information reported to us by our suppliers from which we directly procure finished goods, components, materials and/or services for our products (direct suppliers), or industry information used by us, may be inaccurate; the risk that smelters or refiners (processing facilities) may not participate in the Responsible Minerals Assurance Process, which is a voluntary initiative in which independent third parties audit processing facilities’ procurement and processing activities and determine if the processing facilities maintain sufficient documentation to reasonably demonstrate conflict-free sourcing; as well as risks discussed under the heading "Risk Factors" in Item 1A of our Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2021, and Part II, Item 1A on Form 10-Q for the quarter ended March 31, 2022. Readers are urged not to place undue reliance on forward-looking statements, which speak only as of the date of this report. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, except as required by law. Throughout this report, whenever a reference is made to our website, such reference does not incorporate information from the website by reference into this report unless specifically identified as such.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Aerojet Rocketdyne Holdings, Inc.

Date:	May 23, 2022	By:	/s/ Daniel L. Boehle
		Name:	Daniel L. Boehle
		Title:	Vice President and Chief Financial Officer